Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")

Suite No. 1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

2.	Date of Material Change:

December 11, 2013

3.	News Release:

Press releases issued on December 11 and 12, 2013 by Bellatrix and disseminated through CNW Group.

4.	Summary of Material Change:

Closing of Plan of Arrangement

Bellatrix announced that Bellatrix along with Angle Energy Inc. ("Angle") closed the previously announced plan of arrangement (the "Arrangement"), pursuant to which, Bellatrix acquired all of the issued and outstanding common shares of Angle (the "Angle Shares") and all of the issued and outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures").

Increased Credit Facilities

Upon completion of the Arrangement, the Company entered into credit facilities with an increased borrowing base of $500 million (subject to the semi-annual borrowing base test on May 31 and November 30 each year), available on an extendible revolving term basis.

5.	Full Description of Material Change:

Closing of Plan of Arrangement

Bellatrix and Angle closed the previously announced Arrangement. Pursuant to the Arrangement, Bellatrix acquired all of the issued and outstanding Angle Shares for consideration consisting of $69.7 million in cash and approximately 30.2 million Bellatrix common shares. Bellatrix also acquired all of the issued and outstanding Angle Debentures in the aggregate principal amount of $60,000,000 on the basis of $1,040 in cash per $1,000 principal amount of the Angle Debentures, plus accrued and unpaid interest to December 10, 2013.

In conjunction with the Arrangement, the Board of Directors of Bellatrix approved the appointment of Keith Turnbull, a former director of Angle, as a director of Bellatrix effective January 1, 2014. Keith Turnbull is a Chartered Accountant and has been a business consultant since his retirement as a Partner from KPMG on December 31, 2009, after nearly 30 years of service. Mr. Turnbull has extensive experience in all aspects of public company accounting, finance and management matters, including serving as Office Managing Partner at KPMG's Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well its audit, tax and advisory business. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the Institute of Corporate Directors. Mr. Turnbull is currently a director and audit committee member of Crown Point Energy Inc. and Renegade Petroleum Ltd.

For information in respect of Angle and the assets of Angle, including information relating to the reserves of Angle and associated future net revenue, please see the reports of Angle on file with Canadian securities regulatory authorities, including the annual information form of Angle dated March 28, 2013 for the year ended December 31, 2012, which are available on the SEDAR website at www.sedar.com.

As part of the Arrangement, Angle and its subsidiary Angle Resources Inc. were amalgamated with Bellatrix and continued under the name "Bellatrix Exploration Ltd." and the Angle Shares were delisted from the Toronto Stock Exchange.

Increased Credit Facilities

Upon completion of the Arrangement, the Company entered into credit facilities with an increased borrowing base of $500 million (subject to the semi-annual borrowing base test on May 31 and November 30 each year), available on an extendible revolving term basis. The credit facilities are available on a fully revolving basis until June 24, 2014 (subject to annual extension at the option of the lenders), and if not extended, will be due in full 366 days thereafter. The expanded credit facilities consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions. The increased credit facilities will be available to finance Bellatrix's ongoing capital expenditures, working capital requirements and for general corporate purposes. Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.

The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact:

Edward J. Brown

Executive Vice-President, Finance and Chief Financial Officer

Telephone: (403) 750-2655

Fax: (403) 264-8163

9.	Date of Report:

December 19, 2013

ADVISORIES:

Forward-Looking Statements: This report contains forward looking statements. More particularly, this report contains statements concerning the timing of Mr. Turnbull's appointment to the Board of Directors of Bellatrix. Certain forward-looking statements are based on certain key expectations and assumptions made by the Company's management, including among others, the ability of the Company to execute and realize on the anticipated benefits of the Arrangement, expectations and assumptions concerning prevailing commodity prices, exchange rates, interest rates, applicable royalty rates and tax laws; future production rates and estimates of operating costs; performance of existing and future wells; reserve and resource volumes; anticipated timing and results of capital expenditures; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures and carrying out planned activities; the timing, location and extended future drilling locations; the state of the economy and the exploration and production business; results of operations; performance; availability of labour and services; the impact of increasing competition; the ability to market oil and natural gas successfully and the ability of the Company to access capital as may be required. Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties, some of which are beyond Bellatrix's control. Risks include risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website (www.bellatrixexploration.com) . The forward looking statements contained in this report are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.